Exhibit 12.1

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Mo. Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Earnings from continuing operations before income taxes	$11,805	$301,673	$200,420	($159,108)	$570,216	$553,455
Fixed charges	21,237	81,222	60,503	55,033	63,527	71,030

Earnings from continuing operations, as adjusted	$33,042	$382,895	$260,923	($104,075)	$633,743	$624,485

Fixed Charges:
Interest Expense	$18,962	$73,663	$53,969	$48,210	$57,236	$65,770
Portion of rental expense representative of interest	2,275	7,559	6,534	6,823	6,291	5,260

Fixed Charges	$21,237	$81,222	$60,503	$55,033	$63,527	$71,030

Ratio of Earnings to Fixed Charges	1.6	4.7	4.3	—	10.0	8.8

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$159,108	$—	$—

Notes:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.